SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of February 2016

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58217, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

On February 29, 2016, the Board of Directors of Korea Electric Power Corporation (“KEPCO”) resolved to pay dividends in the aggregate amount of KRW 1,990,088,638,700 for the fiscal year 2015 to KEPCO’s shareholders who were registered in the shareholders registry as of December 31, 2015 as set forth below, subject to approval at KEPCO’s annual general meeting of shareholders currently scheduled to be held on March 22, 2016.

Dividend payment for the fiscal year 2015

Fiscal year	2015
Dividend per share	KRW 3,100
Market value dividend ratio*	6.2%

*	Represents the percentage ratio of dividend per share, as divided by the arithmetic average of the closing prices of a KEPCO share during the one-week period immediately preceding the second trading day immediately preceding the date on which KEPCO’s shareholders registry was most recently closed.

•	Aggregate dividend amount corresponds to KEPCO’s outstanding voting shares of 641,964,077.

•	Pursuant to Article 464-2 of the Commercial Act, dividends will be paid within one month from the day the annual general meeting of shareholders is held.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Jin, Jang-ho
Name: Jin, Jang-ho
Title: Head of Finance & IR team

Date: February 29, 2016